UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period March 2005______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated March 30, 2005

2.

News Release dated March 30, 2005 (2)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: April 4, 2005	Signed: /s/ Christopher Dyakowski Christopher Dyakowski, Director

Storm Cat Splits its Shares on a Two-for-One Basis

March 28, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) announces that shareholders of the Company approved a subdivision of the Company’s Common shares at a general meeting held on Thursday, March 24, 2005. The last day of trading in the Company’s shares on a pre-split basis will be March 30, 2005. The Company’s shares will commence trading on the TSX Venture Exchange on a post-split basis on March 31, 2005. Shareholders of record as at the record date of April 4, 2005 will be entitled to one additional Common share for each one Common share then held. Additional share certificates representing the new post-split shares will be sent out to shareholders by the Company’s registrar and transfer agent, Pacific Corporate Trust Company on our about April 11, 2005. As at March 22, 2005, the Company had 21,350,261 issued and outstanding Common shares which, when subdivided, will increase to a total of 42,700,522 Common shares.

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

- News Release -

Storm Cat Update on North American Projects

March 30, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) is pleased to provide a progress report on its portfolio of North American projects.

Powder River Basin, Wyoming, USA

On February 28th, 2005, Storm Cat completed the purchase of the North East Spotted Horse Field from Palo Petroleum Inc. This asset consists of 71 wells ( 69 operated ), currently producing approximately 2.6 mmcfd from various Fort Union coal seams. 100 percent of the 6,320 gross contiguous acres are categorized by Sproule and Associates as proven and probable reserves. Over 80% of the acreage is undeveloped. Storm Cat will initiate drilling on the undeveloped acreage in an effort to increase production and re-categorize probable reserves as proven. The initial drilling program will consist of drilling up to 20 wells on State lands commencing in May, 2005. Additionally, it is the Company’s intention to file Federal Plans Of Development which is required to be filed prior to receiving Federal Applications to Drill ( APD ). Storm Cat expects to receive the approved APD’s by late third Quarter for up to 64 wells which will allow drilling by the fourth quarter 2005.

Due to recent strength in the price of natural gas, Storm Cat has entered into a hedging arrangement by selling forward mmcf/d from the Spotted Horse Field at US $6.95/mcf for one year.

The Company’s Jamison/North Twenty Mile fields, currently producing approximately 1mmcf/d, is now under going a comprehensive recompletion and rework program. This program comprises pulling and reinstalling bottomhole pumps, re- perforating currently producing formations and deepening some wells to test new zones. Management anticipates this program will enhance gross production to approximately 1.8 mmcf/d, resulting in less than a two-year payout of acquisition and development expenditures.

A second program, of primarily drilling new wells to further enhance production from this property, is planned for third quarter, 2005. Zones of interest under this program are the Smith, Cook and the Wall coal seams.

Western Canada

On February 22, 2005, the Company announced it completed a farm-in agreement on a contiguous 235,830 acre exploration permit in eastern Saskatchewan This agreement provides Storm Cat, the project operator, with a 45 per-cent working interest before payout and 30 percent after payout. The Moose Mountain project, is classified as a large unconventional gas play of which Storm Cat’s management has considerable experience in developing.

Storm Cat and its joint venture partner have now identified an exploration program for this project. Land sat imagery, geochemical testing, aero-magnetic surveys and subsurface geological testing will be employed in the first phase to identify drilling locations. It is expected by late May, 2005, the second part of the program will commence, consisting of drilling in two distinct areas with up to six wells anticipated, subject to spring breakup. Initially, completed well costs are estimated at CDN $170m. If gas accumulations are found as expected, first production is estimated for January, 2006. Currently, gas is being sold in this area at CDN $6.75/mcf.

Storm Cat’s management is a strong believer in Western Canadian untapped unconventional gas reserves. Accordingly, the Company is currently conducting negotiations on other areas in western Canada, in which management feels are highly prospective. It is anticipated that further acquisitions will result from these negotiations.

Cook Inlet, Alaska, USA

Storm Cat now holds 100 percent working interest in 22,126 acres in the Cook Inlet region of Alaska. The Company is currently completing a geological evaluation to establish optimal drill targets on these lands. A series of low cost exploration wells are anticipated for the third quarter, 2005. The Mat-Su Valley area, north of Anchorage is one of the fastest growing areas in Alaska and one which will greatly benefit as commercial gas resources are developed. Storm Cat is also evaluating additional land positions in the area for potential acquisition.

Storm Cat Energy Corp. is a growing exploration company focusing on developing unconventional natural gas reserves globally. The company’s primary objective is to create value for its shareholders by applying strong technical expertise to strategies that will unlock substantial natural gas resources in areas where production can be achieved quickly and efficiently.

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1 -7STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com .

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY STATEMENT

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 23, 2004.